FIRSTMERIT Corporation

First Quarter 2015 Earnings Conference Call
Supplemental Information

April 28, 2015



Forward-Looking Statements Disclosure

- This presentation may contain forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Corporation, as well as its operations, markets and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, continued softening in the economy, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Corporation's business, competitive pressures, changes in accounting, tax or regulatory practices or requirements, and those risk factors detailed in the Corporation's periodic reports filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this presentation.

- These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, FirstMerit Corporation has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.



FIRSTMERIT
Corporation

Q1 2015 Highlights

- 64th consecutive quarter of profitability

- Net income of $57.1 million/$0.33 per diluted common share

  - Return on average assets of 0.93%
  - Return on average equity of 8.08%

- Dividend of $0.16 per common share

- Solid asset quality results

  - NCO ratio at 0.13%
  - NPA ratio at 0.53%

- Robust tangible common equity ratio of 8.14% at March 31, 2015



Income Statement Highlights

(In thousands, except per share amounts)	2015 1st Qtr	2014 4th Qtr	2014 1st Qtr	Change 1Q15 vs. 2014 4th Qtr	Change 1Q15 vs. 2014 1st Qtr
Net interest income TE [1]	$ 189,554	$ 196,509	$ 197,854	(3.54)%	(4.20)%
TE adjustment [1]	3,931	3,998	3,954	(1.68)	(0.58)
Provision for originated loan losses	6,036	8,662	3,654	(30.32)	65.19
Provision for acquired loan losses	2,214	3,407	7,827	(35.02)	(71.71)
Provision/(recapture) for FDIC acquired loan losses	(2)	1,228	3,055		
Noninterest income	65,847	71,960	67,270	(8.49)	(2.12)
Noninterest expense	160,652	165,041	169,331	(2.66)	(5.13)
Net income	57,139	61,079	53,455	(6.45)	6.89
Diluted EPS	0.33	0.36	0.31	(8.33)	6.45

(1) The interest income earned on certain earning assets is completely or partially exempt from federal and/or state income taxes. As such, these tax-exempt securities typically yield lower returns than taxable securities. To provide more meaningful comparisons of net interest margins for all earning assets, net interest income on a taxable-equivalent basis (TE) is used in calculating net interest margin by increasing the interest earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under generally accepted accounting principles in the Consolidated Statements of Income.   Net interest income was $185.6 million, $192.5 million and $193.9 million for the three months ended March 31, 2015, December 31, 2014 and March 31, 2014, respectively. The taxable-equivalent adjustment to net interest income was $3.9 million, $4.0 million and $4.0 million for the three months ended March 31, 2015, December 31, 2014 and March 31, 2014, respectively.



FIRSTMERIT Corporation

Asset Yields / Liability Costs(1)

(Dollars in thousands)		Q1 2015			Q4 2014			Q1 2014	
Total investment securities and federal funds sold	**$**	**6,667,758**	**2.50%**	**$**	**6,614,291**	**2.44%**	**$**	**6,484,578**	**2.54%**
Originated loans		12,689,791	3.51%		12,306,171	3.55%		10,448,383	3.68%
Acquired loans		2,406,173	7.93%		2,599,622	8.09%		3,399,349	7.94%
FDIC acquired loans		331,217	5.76%		384,097	5.52%		564,749	6.62%
Total loans		**15,427,181**	**4.27%**		**15,289,890**	**4.39%**		**14,412,481**	**4.82%**
Total earning assets		**22,100,417**	**3.73%**		**21,920,889**	**3.80%**		**20,903,863**	**4.11%**
Demand – non interest bearing	$	5,728,763	—%	$	5,706,631	—%	$	5,488,751	—%
Demand – interest bearing		3,209,285	0.10%		3,021,188	0.10%		3,045,952	0.10%
Savings and money market accounts		8,542,154	0.26%		8,381,548	0.26%		8,698,817	0.26%
Certificates and other time deposits		2,308,723	0.38%		2,341,280	0.43%		2,402,986	0.42%
Total deposits		**19,788,925**	**0.17%**		**19,450,647**	**0.18%**		**19,636,506**	**0.18%**
Borrowings		**1,881,129**	**1.16%**		**2,043,070**	**0.94%**		**1,484,817**	**1.42%**
Total interest bearing liabilities		**15,941,291**	**0.35%**		**15,787,086**	**0.34%**		**15,632,572**	**0.36%**

(1) The interest income earned on certain earning assets is completely or partially exempt from federal and/or state income taxes. As such, these tax-exempt securities typically yield lower returns than taxable securities. To provide more meaningful comparisons of net interest margins for all earning assets, net interest income on a taxable-equivalent basis (TE) is used in calculating net interest margin by increasing the interest earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under generally accepted accounting principles in the Consolidated Statements of Income. Net interest income was $185.6 million, $192.5 million, and $193.9 million for the three months ended March 31, 2015, December 31, 2014, and March 31, 2014, respectively. The taxable-equivalent adjustment to net interest income was $3.9 million, $4.0 million, and $4.0 million for the three months ended March 31, 2015, December 31, 2014, and March 31, 2014, respectively.

FIRSTMERIT Corporation

Net Interest Margin



Total and Core Net Interest Margin



Net interest margin	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015
Consolidated	4.12%	4.05%	3.89%	3.84%	3.75%	3.60%	3.56%	3.48%
FirstMerit Core	3.54%	3.56%	3.51%	3.51%	3.48%	3.35%	3.33%	3.30%
CRBC Loan Discount Accretion	0.59%	0.49%	0.38%	0.33%	0.27%	0.25%	0.23%	0.18%

Credit Results – Originated Loans



(1) As of March 31, 2015, $3.4 million of OREO was no longer covered by a FDIC loss share agreement, and therefore, was included in NPAs. OREO that remains covered by FDIC loss share agreements has considerable protection against credit risk and is not reported as NPAs.

Fee Income

(Dollars in thousands)	2015 1st Qtr	2014 4th Qtr	2014 1st Qtr	Change 1Q15 vs.	
				2014 4th Qtr	2014 1st Qtr
Trust department income	$ 10,149	$ 9,831	$ 9,748	3.23 %	4.11 %
Service charges on deposits	15,668	17,597	16,648	(10.96)	(5.89)
Credit card fees	12,649	13,305	12,152	(4.93)	4.09
ATM and other service fees	6,099	6,181	5,819	(1.33)	4.81
Bank owned life insurance income	3,592	7,337	3,582	(51.04)	0.28
Investment services and insurance	3,704	4,171	3,516	(11.20)	5.35
Investment securities gains/(losses), net	354	16	56		
Loan sales and servicing income	1,600	3,112	3,730	(48.59)	(57.10)
Other operating income	12,032	10,410	12,019	15.58	0.11
Total noninterest income	$ 65,847	$ 71,960	$ 67,270	(8.49)%	(2.12)%



Noninterest Expense

(Dollars in thousands)	2015 1st Qtr	2014 4th Qtr	2014 1st Qtr	Change 1Q15 vs. 2014 4th Qtr	2014 1st Qtr
Salaries and wages	$ 71,914	$ 71,638	$ 71,669	0.39%	0.34 %
Pension and employee benefits	18,612	18,261	17,344	1.92	7.31
Net occupancy expense	15,954	14,188	17,014	12.45	(6.23)
Equipment expense	11,025	12,133	11,911	(9.13)	(7.44)
Taxes, other than federal income taxes	2,014	1,661	2,774	21.25	(27.40)
Stationary, supplies and postage	3,528	3,767	4,108	(6.34)	(14.12)
Bankcard, loan processing and other costs	11,139	11,830	10,834	(5.84)	2.82
Advertising	2,747	3,586	3,516	(23.40)	(21.87)
Professional services	4,010	6,440	5,359	(37.73)	(25.17)
Telephone	2,574	2,779	2,908	(7.38)	(11.49)
Amortization of intangibles	2,598	2,933	2,936	(11.42)	(11.51)
FDIC expense	5,167	5,989	5,971	(13.73)	(13.47)
Other operating expenses	9,370	9,836	12,987	(4.74)	(27.85)
Total noninterest expense	$ 160,652	$ 165,041	$ 169,331	(2.66)%	(5.13)%



Originated Commercial Loan Portfolio[1]

Average Originated Commercial Loans
$ in millions



1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015
6,820	7,185	7,535	7,735	7,980

Average Originated Commercial Loan Composition



- C&I — 54%
- CRE-owner occupied — 24%
- CRE-medical/healthcare — 6%
- CRE-multi-family — 3%
- CRE-Industrial const. — 4%
- CRE-Retail — 3%
- CRE-warehouse — 3%
- CRE-general — 3%

78% of Average Originated Loans are C&I or Owner Occupied CRE
Total Average Commercial Loan Portfolio is $9.2 billion

(1) Excludes acquired loans from Citizens and FDIC acquired loans.

FIRSTMERIT Corporation

Deposits*

Average Core Deposits*
$ in millions



17,234	17,163	17,196	17,109	17,480
1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015

Average Total Deposits



- DDA-non-interest
- DDA-interest
- Savings/MMA
- CDs

88% of deposits are core deposits.

(*) Core deposits include all deposits less certificates of deposit.

Capital Position

(Dollars in thousands)	March 31, 2015		December 31, 2014		March 31, 2014	
Consolidated						
Total equity	$2,888,786	11.50%	$2,834,281	11.38%	$2,742,966	11.20%
Common equity [1]	2,788,786	11.10%	2,734,281	10.98%	2,642,966	10.79%
CET1 capital [1] [2]	2,006,341	10.60%	NA	NA	NA	NA
Tier 1 common equity [1] [2]	NA	NA	1,904,461	10.95%	1,745,937	10.46%
Tier 1 capital [1] [2]	2,006,341	10.60%	2,004,461	11.53%	1,920,438	11.51%
Total risk-based capital [1] [2]	2,597,296	13.73%	2,653,893	15.26%	2,322,908	13.92%
Tier 1 leverage [2]	2,006,341	8.37%	2,004,461	8.43%	1,920,438	8.27%
Tangible common equity [1]	1,978,624	8.14%	1,921,521	7.98%	1,821,407	7.69%

(1) See Reconciliation of Non-GAAP Measures.
(2) The Basel III capital rules, effective January 1, 2015, replace tier 1 common equity and the associated tier 1 common equity ratio with common equity tier 1 ("CET1") capital and the CET1 risk-based capital ratio. March 31, 2015 figures are preliminary and presented on a Basel III basis and reflect transitional capital requirements and phase-in provisions, including the standardized approach for calculating risk weighted assets. Periods prior to March 31, 2015 are reported on a Basel I basis.



Acquired Loans

(Dollars in thousands)	Impaired Acquired Loans		Nonimpaired Acquired Loans		Total Acquired Loans	
As of Acquisition Date, April 12, 2013						
Loan balance [1]	$	946,465	$	4,017,304	$	4,963,769
Fair value mark		126,750		220,015		346,765
Total fair value of loans acquired		819,715		3,797,289		4,617,004
Discount at Acquisition Date		13.39%		5.48%		6.99%
Previous Five Quarters						
March 31, 2014						
Loan balance	$	656,357	$	2,816,436	$	3,472,793
Remaining loan mark		99,158		133,653		232,811
Recorded investment		557,199		2,682,783		3,239,982
Discount		15.11%		4.75%		6.70%
June 30, 2014						
Loan balance	$	615,365	$	2,622,093	$	3,237,458
Remaining loan mark		96,115		119,132		215,247
Recorded investment		519,250		2,502,961		3,022,211
Discount		15.62%		4.54%		6.65%
September 30, 2014						
Loan balance	$	569,848	$	2,368,365	$	2,938,213
Remaining loan mark		90,798		105,092		195,890
Recorded investment		479,050		2,263,273		2,742,323
Discount		15.93%		4.44%		6.67%
December 31, 2014						
Loan balance	$	506,500	$	2,142,390	$	2,648,890
Remaining loan mark		83,291		92,210		175,501
Recorded investment		423,209		2,050,180		2,473,389
Discount		16.44%		4.30%		6.63%
March 31, 2015						
Loan balance	$	464,372	$	2,012,836	$	2,477,208
Remaining loan mark		76,059		82,011		158,070
Recorded investment		388,313		1,930,825		2,319,138
Discount		16.38%		4.07%		6.38%

(1) The outstanding balance of impaired and nonimpaired acquired loans at the Acquisition Date were $1.1 billion and $4.0 billion, respectively. The outstanding balance represents the undiscounted sum of all amounts, including principal, interest, fees and penalties, owed to the investor at the reporting date, whether or not currently due or charged-off.

FIRSTMERIT Corporation

Acquired Loans

Nonimpaired Acquired Loans - Purchase Discount

(Dollars in thousands)	Q1 2015		Q4 2014		Q3 2014		Q2 2014		Q1 2014
Beginning balance	$	94,543	$	107,538	$	121,736	$	136,526	$	153,925
Scheduled accretion		(6,955)		(7,395)		(8,384)		(9,020)		(10,552)
Pay-offs		(2,305)		(3,820)		(4,129)		(3,578)		(4,661)
Accelerated prepayments		(1,525)		(1,598)		(1,401)		(1,794)		(1,767)
Total Income		(10,785)		(12,813)		(13,914)		(14,392)		(16,980)
Charge offs		(265)		(182)		(284)		(398)		(419)
Ending balance	$	83,493	$	94,543	$	107,538	$	121,736	$	136,526
Muni loans mark, classified as investments	$	82,010	$	2,333	$	1,636	$	2,604	$	2,873
Loans mark, classified as loans		1,483		92,210		105,902		119,132		133,653
Total mark on loans, above	$	83,493	$	94,543	$	107,538	$	121,736	$	136,526

Nonimpaired Acquired Loans - Allowance

(Dollars in thousands)	Q1 2015		Q4 2014		Q3 2014		Q2 2014		Q1 2014
Beginning balance	$	—	$	—	$	—	$	—	$	—
Charge offs		(3,436)		(3,249)		(4,893)		(5,278)		(6,130)
Recoveries		1,258		1,092		1,711		1,466		537
Provision for loan losses		2,178		2,157		3,182		3,812		5,593
Ending balance	$	—	$	—	$	—	$	—	$	—

An allowance for nonimpaired acquired loans is estimated using a methodology similar to that used for originated loans. The allowance determined for each nonimpaired acquired loan is compared to the remaining fair value discount for that loan. If the computed allowance is greater, the excess is added to the allowance through a provision for loan losses. If the computed allowance is less, no additional allowance is recognized. Charge-offs and actual losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan. Actual losses first reduce any remaining fair value discount for the loan. Once the discount is fully depleted, losses are applied against the allowance established for that loan.

During the three months ended March 31, 2015, provision, equal to net charge-offs, of $2.2 million was recorded on nonimpaired acquired loans. These charged-off loans were mainly consumer loans that were written off in accordance with the Corporation's credit policies based on a predetermined number of days past due. As of March 31, 2015, the fair value discount on acquired nonimpaired loans was greater than the required allowance, therefore, no allowance for acquired nonimpaired loan losses was recorded.

FIRSTMERIT.
Corporation

Acquired Loans

Impaired Acquired Loans - Accretable Yield and Carrying Amount

(Dollars in thousands)	Q1 2015		Q4 2014		Q3 2014		Q2 2014		Q1 2014	
	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount
Beginning balance	$ 119,450	$ 423,209	$ 126,424	$ 479,050	$ 137,442	$ 519,250	$ 142,284	$ 557,199	$ 136,646	$ 601,000
Additions	—	—	—	—	—	—	—	—	—	—
Accretion	(11,218)	11,218	(11,834)	11,834	(12,950)	12,950	(12,746)	12,746	(11,741)	11,741
Net Reclassifications from non-accretable to accretable	12,995	—	9,165	—	6,646	—	10,499	—	19,514	—
Payments, received, net	—	(46,114)	—	(67,675)	—	(53,150)	—	(50,695)	—	(55,542)
Disposals	(2,471)	—	(4,305)	—	(4,714)	—	(2,595)	—	(2,135)	—
Ending balance	$ 118,756	$ 388,313	$ 119,450	$ 423,209	$ 126,424	$ 479,050	$ 137,442	$ 519,250	$ 142,284	$ 557,199

Impaired Acquired Loans - Allowance

(Dollars in thousands)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Beginning balance	$ 7,457	$ 6,206	$ 4,977	$ 2,974	$ 741
Charge offs	—	—	—	—	—
Recoveries	—	—	—	—	—
Provision for loan losses	36	1,251	1,229	2,003	2,233
Ending balance	$ 7,493	$ 7,457	$ 6,206	$ 4,977	$ 2,974

The allowance for acquired impaired loans is determined by comparing the present value of the cash flows expected to be collected to the carrying amount for a given pool of loans. Management reforecasts the estimated cash flows expected to be collected on acquired impaired loans on a quarterly basis. If the present value of expected cash flows for a pool is less than its carrying value, impairment is recognized by an increase in the allowance and a charge to the provision for loan losses. If the present value of expected cash flows for a pool is greater than its carrying value, any previously established allowance is reversed and any remaining difference increases the accretable yield which will be taken into interest income over the remaining life of the loan pool.

The first re-estimation of cash flows on the impaired loans since acquisition was completed in Q4 2013. The re-estimation performed in Q1 2015 resulted in impairment of $36.0 thousand.

FIRSTMERIT Corporation

FDIC Acquired Loans

Impaired FDIC Acquired Loans -
Accretable Yield and Carrying Amount

(Dollars in thousands)	Q1 2015 Accretable Yield	Q1 2015 Carrying Amount	Q4 2014 Accretable Yield	Q4 2014 Carrying Amount	Q3 2014 Accretable Yield	Q3 2014 Carrying Amount	Q2 2014 Accretable Yield	Q2 2014 Carrying Amount	Q1 2014 Accretable Yield	Q1 2014 Carrying Amount
Beginning balance	$ 37,511	$ 232,452	$ 51,945	$ 284,566	$ 53,655	$ 316,481	$ 63,003	$ 364,488	$ 67,282	$ 403,692
Accretion	(5,567)	5,567	(7,723)	7,723	(9,683)	9,683	(12,139)	12,139	(12,616)	12,616
Net Reclassifications from non-accretable to accretable	(56)	—	(3,449)	—	8,684	—	5,549	—	6,057	—
Payments, received, net	—	(38,794)	—	(59,837)	—	(41,598)	—	(60,146)	—	(51,820)
Disposals	(2,021)	—	(3,262)	—	(711)	—	(2,758)	—	2,280	—
Ending balance	$ 29,867	$ 199,225	$ 37,511	$ 232,452	$ 51,945	$ 284,566	$ 53,655	$ 316,481	$ 63,003	$ 364,488

Impaired FDIC Acquired Loans - Allowance

(Dollars in thousands)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Beginning balance	$ 40,496	$ 42,988	$ 45,109	$ 49,970	$ 44,027
Net provision/(recapture)	4,225	313	2,827	(451)	7,879
Net recapture/(provision) from FDIC loss share	(4,227)	915	(2,908)	3,897	(4,824)
Net provision for FDIC acquired loan losses	(2)	1,228	(81)	3,446	3,055
Increase/(decrease) in loss share receivable	4,227	(915)	2,908	(3,897)	4,824
Loans charged-off	(3,207)	(2,805)	(4,948)	(4,410)	(1,936)
Ending balance	$ 41,514	$ 40,496	$ 42,988	$ 45,109	$ 49,970

Loss Share Receivable

(Dollars in thousands)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Beginning balance	$ 22,033	$ 30,746	$ 43,981	$ 54,748	$ 61,827
Accretion	(2,187)	(3,963)	(6,932)	(4,185)	(5,863)
Net recapture of /(provision from) impairment	4,227	(915)	2,908	(3,897)	4,824
FDIC reimbursement	(4,013)	(4,507)	(7,006)	(1,237)	(5,087)
FDIC acquired loans paid in full	(55)	672	(2,205)	(1,448)	(953)
Ending balance	$ 20,005	$ 22,033	$ 30,746	$ 43,981	$ 54,748

FIRSTMERIT. Corporation

Reconciliation of Non-GAAP Measures: Tangible common equity and total assets

The table below presents computations of tangible common equity, tangible assets and the tangible common equity to tangible assets ratio, which are all considered non-GAAP measures. The table below also reconciles the U.S. GAAP performance measures to the corresponding non-GAAP measures. Management uses these non-GAAP financial measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Shareholders' equity (GAAP)	$ 2,888,786	$ 2,834,281	$ 2,820,431	$ 2,791,738	$ 2,742,966
Less: Preferred stock	100,000	100,000	100,000	100,000	100,000
Common shareholders' equity (non-GAAP)	2,788,786	2,734,281	2,720,431	2,691,738	2,642,966
Less: Intangible assets	68,422	71,020	73,953	76,886	79,819
Goodwill	741,740	741,740	741,740	741,740	741,740
Tangible common equity (non-GAAP)	1,978,624	1,921,521	1,904,738	1,873,112	1,821,407
Total assets (GAAP)	$ 25,118,120	$ 24,902,347	$ 24,608,207	$ 24,564,431	$ 24,498,661
Less: Intangible assets	68,422	71,020	73,953	76,886	79,819
Goodwill	741,740	741,740	741,740	741,740	741,740
Tangible assets (non-GAAP)	$ 24,307,958	$ 24,089,587	$ 23,792,514	$ 23,745,805	$ 23,677,102
Tangible common equity to tangible assets ratio (non-GAAP)	8.14%	7.98%	8.01%	7.89%	7.69%



Reconciliation of Non-GAAP Measures: Adjusted net income

The following table presents net income as reported (GAAP) excluding the impact of acquisition related costs incurred during 2014 to arrive at adjusted net income. Management believes these adjustments increase comparability of period-to-period results and uses these measures to assess performance and believes investors may find them useful in their analysis of the Corporation. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operations. Return on average tangible common shareholders' equity is a non-GAAP measure that calculates the return on average common shareholders' equity excluding goodwill and intangible assets. This measure is useful for evaluating the performance of a business consistently, whether acquired or developed internally. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Net income (GAAP)	$ 57,139	$ 61,079	$ 63,898	$ 59,519	$ 53,455
Net income adjustments					
Plus: Restructure expenses, net of taxes	1,149	564	—	—	—
Acquisition related expenses, net of taxes	—	—	—	78	628
Branch closure costs, net of taxes	783	—	—	2,568	—
Adjusted net income (non-GAAP)	*59,071*	*61,643*	*63,898*	*62,165*	*54,083*
Annualized net income (GAAP)	231,730	242,324	253,508	238,730	216,790
Annualized adjusted net income (non-GAAP)	*239,566*	*244,562*	*253,508*	*249,343*	*219,337*
Average assets (GAAP)	24,905,094	24,664,987	24,583,776	24,291,276	24,144,570
Average equity (GAAP)	2,866,362	2,849,618	2,807,886	2,768,352	2,733,226
Average tangible common equity (non-GAAP)	1,954,930	1,935,435	1,890,760	1,848,299	1,810,234
Return on average assets (GAAP)	0.93%	0.98%	1.03%	0.98%	0.90%
Adjusted return on average assets (non-GAAP)	*0.96%*	*0.99%*	*1.03%*	*1.03%*	*0.91%*
Return on average equity (GAAP)	8.08%	8.50%	9.03%	8.62%	7.93%
Adjusted return on average equity (non-GAAP)	*8.36%*	*8.58%*	*9.03%*	*9.01%*	*8.02%*
Return on average tangible common equity (non-GAAP)	11.85%	12.52%	13.41%	12.92%	11.98%
Adjusted return on average tangible common equity (non-GAAP)	*12.25%*	*12.64%*	*13.41%*	*13.49%*	*12.12%*



FIRSTMERIT. Corporation

Reconciliation of Non-GAAP Measures: Non-operating items

The table below presents non-interest income and noninterest expense (GAAP) excluding certain adjustments to arrive at adjusted noninterest income and noninterest expense (non-GAAP). The Corporation believes that the exclusion of these adjustments provides a meaningful base for period-to-period comparisons, which Management believes will assist investors in analyzing the operating results of the Corporation. These non-GAAP financial measures are also used by Management to assess the performance of the Corporation's business. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operations. The Corporation believes that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Corporation on the same basis as that applied by Management.

(Dollars in thousands)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Net interest income (TE) (non-GAAP)	$ 189,554	$ 196,509	$ 197,644	$ 199,666	$ 197,854
Noninterest income (GAAP)	65,847	71,960	69,733	72,560	67,270
Noninterest income adjustments:					
Gains/(losses) on sales of securities	354	16	14	80	56
Branch closure costs	1,205	—	—	3,951	—
Adjusted noninterest income (non-GAAP)	66,698	71,944	69,719	76,431	67,214
Adjusted total revenue, TE excluding securities gains/(losses) (non-GAAP)	256,252	268,453	267,363	276,097	265,068
Noninterest expense (GAAP)	160,652	165,041	163,145	167,400	169,331
Noninterest expense adjustments:					
Less: Amortization of intangible assets	2,598	2,933	2,933	2,933	2,936
Restructure expenses	1,767	868	—	—	—
Branch closures costs and acquisition related expenses	—	—	—	120	966
Adjusted noninterest expense (non-GAAP)	156,287	161,240	160,212	164,347	165,429
Fee income ratio, as reported (non-GAAP)	25.68%	26.80%	26.08%	26.63%	25.36%
Efficiency ratio, as reported, excluding amortization of intangible assets and securities gains (losses) (non-GAAP)	61.97%	60.39%	59.92%	60.43%	62.77%
Efficiency ratio, as adjusted (non-GAAP)	60.99%	60.06%	59.92%	59.53%	62.41%



FIRSTMERIT Corporation

First Quarter 2015 Earnings Conference Call
Supplemental Information

April 28, 2015

